

Alicia Kidd · 1st

Diversity and Inclusion leader to the Wine Industry, Hospitality Industry, Food Industry, and Events Industry.

Talks about #wines, #viticulture, #crowdinvesting, #diversityandinclusion, and #socialentrepreneurship

San Francisco Bay Area · **Contact info**

1,015 followers · **500+ connections**

 9 mutual connections: Jonny Price, Joshua Webster, and 7 others

CoCo Noir Wine Shop & Bar

California State University-East Bay

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Highlights

Networking IN STILETTOS: The Online Extravaganza
Alicia attended this event

Featured

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I have exciting news to share about my company CoCo Noir Wine Shop. Last month I shot a new...	Happy Tuesday, ...
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CoCo Noir Wine Shop Wefunder Video	
😊❤👏 4	👏❤ 9 2 comments

Activity
1,015 followers

(✓ Following)

Alicia Kidd posted this · 2w

We will have the best selection of Wines, Beer, and Non-Alcoholic Wines and Beer produced by women and BIPOC makers. Join our newsletter to stay updated.

...show more

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Alicia Kidd posted this · 2w

Happy Thursday,

Today, I attended the Western Regional Minority Supplier Diversity Council Multi-Industry ...show more

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Alicia Kidd posted this · 1mo

Hello and Happy Black Business Month,I am attending the Wine Culture fest in Atlanta Georgia this week from August 11th – 14th.

...show more

😊👏❤ 14   1 comment

Alicia Kidd posted this · 1mo

Happy Monday and Black Business Month!

I hope you enjoyed your weekend. Here is a quick tour of my wine shop and where I an in ...show more

😊👏👍 26   3 comments

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Experience

Founder and CEO
CoCo Noir Wine Shop & Bar · Full-time
Feb 2020 - Present · 2 yrs 8 mos
Oakland California

 **Founder and CEO**
The Wine Noire · Full-time
Sep 2017 - Present · 5 yrs 1 mo
Berkeley, California

The Wine Noire is a Women and Minority-Owned wine collective that offers wine solutions for women and multicultural wine brands and winemakers. Our services include importing, exporting, wh ...see more

Education



California State University - East Bay
Master's Degree, Public Administration with an option in Public Management
2003 – 2006

Successfully completed Master of Public Administration program which focused on managing organizational resources and active involvement in the design and implementation of policy.



California State University, East Bay
Named a 'Best in the West' college and a 'Best Business School' by The Princeton Review, Cal State East Bay offers a nationally acclaimed freshman year experience,...



California State University - East Bay
Bachelor's Degree, Business Administration and and Finance
1997 – 2003

Achieved Bachelor of Business Administration degree with Finance option which aimed to prepare students for careers in the financial management of corporations, commercial, retail and inve   ...see more

California State University-East Bay

Skills

Wine Importing
5 endorsements

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Wine Exporting
5 endorsements

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Wine Distributing
4 endorsements

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Languages

English

Interests

Influencers   Companies   Groups   Schools



Mark Cuban in · 3rd
President
7,566,694 followers



Tony Robbins in · 3rd
#1 New York Times best-selling author, life and business strategist, philanthropist, entrepreneur
7,234,194 followers

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